SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

Founded 1866

August 24, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie

Re:	Cooper-Standard Holdings Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed August 17, 2011

File No. 333-175637

Ladies and Gentlemen:

On behalf of Cooper-Standard Holdings Inc. (the “Company”), we are writing in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 19, 2011 (the “Comment Letter”) with respect to the Registration Statement on Form S-3 (File No. 333-175637) (the “Registration Statement”). Concurrently herewith, the Company has filed, via the EDGAR system of the Commission, Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating the revisions described herein. We also are forwarding a copy of this letter via overnight courier, together with a copy of Amendement No. 2 showing the revisions made in response to the Staff’s comments.

For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter in italics followed by the response of the Company. Page numbers and other similar references used in the Staff’s comment below refer to the marked version of Amendment No. 1 to the Registration Statement as filed on August 17, 2011; page numbers and other similar references used in the Company’s response refer to Amendment No. 2.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

August 24, 2011

Selling Security Holders, page 15

Staff Comment No. 1:

1.	We note your response to our prior comment one and reissue in part. In footnotes 6 and 12, please revise to identify the individual or individuals who have voting or investment power with respect to the shares held by the legal entities identified in your selling security holders table. Refer to Regulation S-K Compliance & Disclosure Interpretations 140.02 and 240.04.

Response:

The Company has revised its disclosure in footnotes 6 and 12 to include the information requested by the Staff. Please see pages 19 – 20.

* * * *

Securities and Exchange Commission

August 24, 2011

If you wish to discuss Amendment No. 2, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-7785 or my partner Kevin F. Blatchford at (312) 853-2076.

Sincerely,

/s/ Larry A. Barden

Larry A. Barden

Enclosures

cc:	Timothy W. Hefferon, Cooper-Standard Holdings Inc.